Exhibit 99.1

Pembina Announces CEO Leadership Transition

CALGARY, AB, Nov. 22, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) today announced that Mick Dilger has stepped down as President and Chief Executive Officer to pursue other opportunities. The Board of Directors has named Scott Burrows, Pembina's current Chief Financial Officer, as interim President and Chief Executive Officer. The Board will be working with a leading search firm to identify and evaluate internal and external candidates for a new CEO to lead Pembina in its next chapter. With Mr. Burrows' appointment, Cameron Goldade, currently Pembina's Vice President – Capital Markets, has been appointed interim Chief Financial Officer.

"I am immensely proud of the Pembina team, the culture we have created, and what we have accomplished together. When I joined Pembina, it was a $2.5 billion dollar entity in a single business and has grown into a roughly $35 billion entity, operating safely, and successfully in multiple jurisdictions and in many businesses, with more underway. I am also proud of how the company has managed successfully through many challenges including the financial crisis and more recently the Covid-19 pandemic. Through an unwavering commitment to our customers, employees and communities where we operate, we have transformed Pembina into one of the most dynamic energy transportation and midstream providers in North America," Mr. Dilger said. "Pembina has a world-class team and is well positioned for the future. I will miss the many stakeholders whom I had the opportunity to serve."

"During Mick's tenure as CEO, Pembina accelerated its 65-year history of innovation and growth, becoming a truly differentiated, integrated leader in the midstream space with a strong core business. The company also built a solid foundation for long-term ESG excellence and leadership in a lower carbon economy," said Randall Findlay, Chair of the Pembina Board. "We look forward to continuing to increase the core business we have built and support the Company's long-term growth, while also being a leading participant in the energy industry's evolution to a more sustainable future. On behalf of the Board, I want to thank Mick for his service and dedication to Pembina and all of its stakeholders and for his many contributions to Pembina's strong position today."

Mr. Findlay added, "We are fortunate to have Scott stepping in to serve as our Interim President and CEO. With 11 years of experience at Pembina and nearly 18 years in the energy industry, Scott has been a key architect of the Company's growth and financial discipline, overseeing over $20 billion in successful strategic acquisitions and growth investments that have reshaped our Company over the last decade. This strong track record will be essential to continuing our momentum during this transition and for the long term."

Mr. Burrows said, "Pembina's people, assets and operations are second to none in the industry. Momentum within our business and trends across the broader industry give us great optimism about the outlook for our company and our stakeholders, as we complete 2021 and look ahead to 2022. We are committed to ensuring Pembina's long-term future and that of our stakeholders."

The Company reiterated its full year 2021 guidance for adjusted EBITDA of $3.3 - $3.4 billion, and continues to expect to provide a fiscal 2022 guidance and capital budget update in early December.

About Scott Burrows

Prior to his appointment as interim President and CEO, Scott Burrows was Pembina's Chief Financial Officer for approximately seven years, overseeing the Company's financial operations, investor relations, treasury, tax, risk management, corporate planning, corporate development and capital market financings.

Previously, Scott served as Vice President, Capital Markets, and as Vice President, Corporate Development and Investor Relations. In these roles, Scott was responsible for guiding Pembina through its corporate-level financial analysis of business opportunities in addition to strategic development and planning, acquisitions and divestitures. He also supported the Company's participation in the capital markets by evaluating various financing alternatives and oversaw Pembina's investor relations and related marketing initiatives.

Before joining Pembina in November 2010, Scott spent seven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities. Scott has a Bachelor of Commerce from the University of British Columbia and is also a CFA® Charterholder.

About Cameron Goldade

Prior to his appointment as interim Chief Financial Officer, Cameron was Vice President, Capital Markets, overseeing the Company's corporate development, corporate planning, investor relations, treasury, and cash management functions.

Prior to joining Pembina in 2015, Cameron spent eleven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including: petroleum, natural gas and other product pipelines and related infrastructure facilities. Cameron holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Master of Business Administration from the University of Toronto.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about this metrics, see "Non-GAAP Measures" herein.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's adjusted EBITDA for 2021 and the timing of Pembina's 2022  guidance and capital budget update, Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof, and expectations about industry activities and development opportunities, including outlooks related thereto.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has referred to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") which is a non-GAAP financial measure that is not defined in accordance with GAAP and which is not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. Non-GAAP financial measures are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

Non-GAAP financial measures disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings and cash flow from operating activities.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Sarah Schwann, Vice President, External Affairs, e-mail: sschwann@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 22-NOV-21